Announcement to the Market Itaú Unibanco Holding S.A. (“Company” or “Itaú Unibanco”) hereby informs its shareholders that it has won the new bidding process conducted by the Government of the State of Minas Gerais, having submitted a financial proposal to provide payment services to approximately 670 thousand state employees (active and retired, as well as pensioners) and corporate suppliers of the State of Minas Gerais (the “Transaction”). Itaú Unibanco currently already provides these services to the Government of the State of Minas Gerais, as disclosed in a Material Fact dated July 16, 2021. The contract executed at that time remains in effect until the end of this year. As a result of the new bidding process, the respective agreement for the Transaction was executed on this date, with a five-year term starting on December 22, 2026. Under the agreement, Itaú Unibanco S.A., a subsidiary of the Company, will pay a total amount of BRL 2.188 billion for the management of the payroll. This amount will be recorded as an intangible asset, with its recognition in deferred profit (or loss). São Paulo - SP, July 01, 2026. Gustavo Lopes Rodrigues Investor Relations Officer